UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

NOTICE OF POSTAL BALLOT

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with copies of the following information concerning the Notice of Postal Ballot (the “Notice”), which seeks shareholder approval for items that were approved by the Board of Directors (the “Board”) on January 18, 2019. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On January 23, 2019, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange (collectively, the “Exchanges”) that it is sending the Notice to equity shareholders and holders of American Depositary Shares (the “ADSs”). A copy of such letter to the Exchanges is attached to this Form 6-K as Item 99.1.

The Notice, which is enclosed with such letter, includes resolutions relating to the increase in the Company’s authorized share capital, consequential amendment to the Company’s Memorandum of Association, and issue of bonus shares of the Company. The despatch of the Notice, the explanatory statement setting out the material facts and reasons thereto and the Postal Ballot Form to the equity shareholders of the Company was completed on January 23, 2019.

On January 24, 2019, the Company informed the Exchanges that it has placed advertisements in certain Indian newspapers intimating completion of the despatch of the Postal Ballot Notice, along with an Explanatory Statement and Postal Ballot Form. A copy of such letter to the Exchanges and the accompanying form of advertisement are attached to this Form 6-K as Item 99.2.

In connection with the Notice, the Company has coordinated with JPMorgan Chase Bank, N.A., the American Depositary Receipt (“ADR”) depositary, for the sending of a proxy card (the “Proxy Card”) to the holders of ADRs of the Company. A copy of the Proxy Card is attached to this Form 6-K as Item 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal
Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: January 30, 2019

INDEX TO EXHIBITS

Item

99.1	Letter to the Stock Exchanges dated January 23, 2019.

99.2	Letter to the Stock Exchanges dated January 24, 2019 and Form of Advertisement Placed in Indian Newspapers.

99.3	Form of Proxy for Holders of American Depositary Receipts.